Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF BYLAWS OF

QUANTUM CORPORATION

The undersigned, being Secretary of Quantum Corporation (the "Company") hereby certifies that the first sentence of Article III, Section 3.2 of the Bylaws of this Company was amended by the Board of Directors, effective August 17, 2007, to read as follows:

"The Board of Directors shall consist of nine (9) persons.  Unless the certificate of incorporation fixes the number of directors, the number of directors shall be determined from time to time by resolution amending this Section 3.2, duly adopted by the board of directors or by the stockholders.

No reduction of the authorized number of directors shall have the effect of removing any director before that director's term of office expires."

Dated: August 17, 2007

_/s/ Shawn D. Hall_______________

Shawn D. Hall

Secretary

[Certificate of Amendment of the Bylaws of Quantum Corporation]